

NovaWest Resources Inc.



News Release

For Immediate Release

UPDATE

Vancouver, Monday May 15 2006, 4:00 p.m. PST

Novawest Claim Against Anglo Dismissed

Novawest Resources Inc. (Trading Symbol "NVE" on TSX Venture Exchange) announces that the Supreme Court of British Columbia has ruled on Anglo American Exploration (Canada) Ltd.'s ("AAEC") application for dismissal, by summary trial, of the Novawest Resources Inc. lawsuit. Novawest's lawsuit against AAEC, Hudson Bay Exploration and Development and six individuals challenged the ownership of the claims that form AAEC's West Raglan Project, an area currently being explored by AAEC just west of Novawest's own Raglan interests. The action has been dismissed. Novawest has 30 days within which to appeal the decision, and is currently reviewing the Reasons for Judgment in order to decide its options in this matter.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8
Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

S.E.C.Exemption12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

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